UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 28, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has entered into an agreement with Sprott Securities Inc. on behalf of itself and a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 1,250,000 common shares from treasury and 625,000 common share purchase warrants at a price of $5.60 (for aggregate gross proceeds to the Company of $7,000,000) and 1,250,000 common shares from control persons of Pine Valley Mining (“Selling Shareholders”) at a price of $5.25 (for aggregate gross proceeds to the Selling Shareholders of
$6,562,500).  Each common share purchase warrant shall entitle the holder to purchase one common share from treasury at a price of $6.25 for a period of 18 months from the closing date. The Underwriters will have an option to purchase up to an additional 250,000 common shares from treasury and 125,000 common purchase warrants at a price of $5.60 and 1,250,000 common shares from the
Selling Shareholders at a price of $5.25.

The treasury offering and the secondary offering are scheduled to close concurrently on or about March 22, 2005 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of necessary approvals including the approval of the TSX Venture Exchange.

In addition, certain executives of the Company intend to sell up to an of 750,000 common shares of the Company through the facilities of the TSX
Venture Exchange.

This press release is not an offer of the securities for sale in the United
States.  The securities offered have not been registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the
States absent registration or an applicable exemption from the registration requirements.
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###
Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678     (604) 682-4678
Vancouver, British Columbia, Canada   Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com               mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations,  the Company’s need for and availability of additional financing, the restrictions imposed under  the
Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 02/28/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO